Fiscal Year 2025 Three and Nine Months Ended 31 December 2024

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Earnings Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 19 February 2025, are available from the Investor Relations area of our website at https://ir.jameshardie.com.au/financial-information/financial-results.
Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations

Telephone:	+1 773-970-1213
Email:	investors@jameshardie.com

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

3rd Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 31 December
	FY25	FY24	Change
Net sales	$953.3	$978.3	(3%)
Gross margin (%)	38.0	41.0	(3.0 pts)
EBIT	206.1	226.1	(9%)
EBIT margin (%)	21.6	23.1	(1.5 pts)
Adjusted EBIT[1]	207.0	234.1	(12%)
Adjusted EBIT margin (%)[1]	21.7	23.9	(2.2 pts)
Net income	141.7	145.1	(2%)
Adjusted Net income[1]	153.6	179.9	(15%)
Diluted earnings per share	$0.33	$0.33	—%
Adjusted diluted earnings per share[1]	$0.36	$0.41	(13%)

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales decreased 3% due to lower volumes in North America and Asia Pacific, partially offset by a higher average net sales price in all three regions.
•Gross margin decreased 3.0 percentage points mainly driven by higher production and distribution costs in North America, partially offset by an improvement in the Asia Pacific margin.
•Adjusted EBIT margin decreased 2.2 percentage points to 21.7%, driven by lower gross margin, partially offset by lower SG&A expenses as a percentage of sales.
We delivered strong business and financial results in the third quarter, and our year-to-date performance shows that we have a strong handle on our business as we continue to scale the organization and invest to grow profitably. Our teams are focused on safely delivering the highest quality products, solutions and services to our customers, and we are executing on our strategy to outperform our end-markets. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change	9 Months FY25	9 Months FY24	Change
Volume (mmsf)	744.0	766.5	(3%)	2,212.9	2,287.5	(3%)
Average net sales price per unit (per msf)	US$960	US$943	2%	US$962	US$937	3%

Fiber cement net sales	719.3	727.0	(1%)	2,144.4	2,156.2	(1%)
Gross profit			(10%)			(5%)
Gross margin (%)			(3.8 pts)			(1.7 pts)
EBIT	209.3	237.8	(12%)	638.5	688.1	(7%)
EBIT margin (%)	29.1	32.7	(3.6 pts)	29.8	31.9	(2.1 pts)

Q3 FY25 vs Q3 FY24
Net sales decreased 1% driven by market weakness as volumes declined 3%, partially offset by a higher average net sales price resulting from our January 2024 price increase.
Gross margin decreased as a result of the following components:

Higher average net sales price	1.1	pts
Higher production and distribution costs	(4.9	pts)
Total percentage point change in gross margin	(3.8	pts)
Higher production and distribution costs were attributable to higher pulp and cement costs as well as unfavorable production cost absorption. Additionally, the region incurred startup costs of US$4.7 million at our Prattville facility in the current quarter compared to US$0.4 million at our Prattville facility and US$1.9 million at our Westfield facility in the prior corresponding period.
SG&A expenses decreased 3% primarily driven by lower marketing and employee costs. As a percentage of sales, SG&A expenses decreased 0.2 percentage points.
EBIT margin decreased 3.6 percentage points to 29.1%, primarily driven by lower gross margin.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	3

OPERATING RESULTS

Nine Months FY25 vs Nine Months FY24
Net sales decreased 1%, driven by lower volumes of 3% primarily due to market weakness, offset by a higher average net sales price resulting from our January 2024 price increase.
Gross margin decreased as a result of the following components:

Higher average net sales price	1.6	pts
Higher production and distribution costs	(3.3	pts)
Total percentage point change in gross margin	(1.7	pts)
Higher production and distribution costs resulted from higher pulp and cement costs, coupled with unfavorable production cost absorption, partially offset by improved plant performance. Additionally, the region incurred startup costs of US$12.1 million at our Prattville and Westfield facilities compared to US$2.7 million in the prior year.
SG&A expenses increased 3% primarily driven by higher employee costs, as well as project costs related to our business transformation initiatives. These increases were partially offset by lower marketing spend. As a percentage of sales, SG&A expenses increased 0.3 percentage points.
EBIT margin decreased 2.1 percentage points to 29.8%, driven by lower gross margin and higher SG&A expenses.

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines which ceased manufacturing operations in August 2024.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change	9 Months FY25	9 Months FY24	Change
Volume (mmsf)	95.8	133.1	(28%)	350.1	414.0	(15%)
Average net sales price per unit (per msf)	US$1,086	US$898	21%	US$1,020	US$908	12%

Fiber cement net sales	118.1	133.8	(12%)	401.8	421.3	(5%)
Gross profit			(7%)			(2%)
Gross margin (%)			2.1 pts			1.3 pts
Restructuring expenses	—	—	—%	57.3	—	100%
EBIT	34.8	36.7	(5%)	68.0	127.6	(47%)
EBIT margin (%)	29.3	27.5	1.8 pts	17.2	30.3	(13.1 pts)
Adjusted EBIT	34.8	36.7	(5%)	125.3	127.6	(2%)
Adjusted EBIT margin (%)	29.3	27.5	1.8 pts	31.1	30.3	0.8 pts

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	4

OPERATING RESULTS

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change	9 Months FY25	9 Months FY24	Change
Volume (mmsf)	95.8	133.1	(28%)	350.1	414.0	(15%)
Average net sales price per unit (per msf)	A$1,658	A$1,384	20%	A$1,541	A$1,381	12%

Fiber cement net sales	180.1	206.3	(13%)	606.9	641.1	(5%)
Gross profit			(8%)			(2%)
Gross margin (%)			2.1 pts			1.3 pts
Restructuring expenses	—	—	—%	84.7	—	100%
EBIT	52.8	56.7	(7%)	104.3	194.1	(46%)
EBIT margin (%)	29.3	27.5	1.8 pts	17.2	30.3	(13.1 pts)
Adjusted EBIT	52.8	56.7	(7%)	189.0	194.1	(3%)
Adjusted EBIT margin (%)	29.3	27.5	1.8 pts	31.1	30.3	0.8 pts

Q3 FY25 vs Q3 FY24 (A$)

Net sales decreased 13%, driven by lower volumes of 28%, partially offset by a higher average net sales price of 20%. Lower volumes and higher average net sales price were primarily attributable to completing the sale of remaining inventory in the Philippines. Excluding the Philippines, net sales and volumes were relatively flat.
Gross margin increased as a result of the following components:

Higher average net sales price	9.0	pts
Higher production and distribution costs	(6.9	pts)
Total percentage point change in gross margin	2.1	pts
Higher production and distribution costs resulted primarily from higher energy costs and geographic mix, partially offset by favorable plant performance.
SG&A expenses decreased 11% primarily due to lower costs in the Philippines. As a percentage of sales, SG&A expenses increased 0.2 percentage points.
Higher EBIT margin of 1.8 percentage points was primarily driven by higher gross margin.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	5

OPERATING RESULTS

Nine Months FY25 vs Nine Months FY24 (A$)
Net sales decreased 5%, driven by lower volumes of 15%, partially offset by a higher average net sales price of 12%. The decline in volumes and higher average net sales price were primarily attributable to our decision to shut down manufacturing and wind-down commercial operations in the Philippines. Favorable average net sales price also benefited from the March 2024 price increase in Australia.
Gross margin increased as a result of the following components:

Higher average net sales price	5.5	pts
Higher production and distribution costs	(4.2	pts)
Total percentage point change in gross margin	1.3	pts
Higher production and distribution costs resulted primarily from geographic mix combined with higher energy and pulp costs.
As a percentage of sales SG&A expenses increased 0.5 percentage points.
Restructuring expenses of A$84.7 million primarily includes equipment write off and disposal costs of A$46.0 million, as well as contract termination costs, accounts receivable reserves and other exit costs of A$26.5 million. Additionally, the charge includes the reclassification of foreign currency translation adjustments out of accumulated other comprehensive income of A$12.2 million.
Lower EBIT margin resulted primarily from restructuring expenses incurred in the second quarter, partially offset by higher gross margin.

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change	9 Months FY25	9 Months FY24	Change
Volume (mmsf)	183.1	179.7	2%	555.9	541.7	3%
Average net sales price per unit (per msf)	US$537	US$520	3%	US$540	US$523	3%

Fiber cement net sales	19.7	16.4	20%	63.2	57.9	9%
Fiber gypsum net sales[1]	96.2	101.1	(5%)	296.6	296.0	—%
Net sales	115.9	117.5	(1%)	359.8	353.9	2%
Gross profit			(10%)			(1%)
Gross margin (%)			(2.5 pts)			(1.0 pts)
EBIT	3.6	7.6	(53%)	24.7	31.9	(23%)
EBIT margin (%)	3.1	6.5	(3.4 pts)	6.8	9.0	(2.2 pts)

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	6

OPERATING RESULTS

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change	9 Months FY25	9 Months FY24	Change
Volume (mmsf)	183.1	179.7	2%	555.9	541.7	3%
Average net sales price per unit (per msf)	€504	€484	4%	€499	€483	3%

Fiber cement net sales	18.5	15.3	21%	58.5	53.5	9%
Fiber gypsum net sales[1]	90.1	94.0	(4%)	274.4	273.0	1%
Net sales	108.6	109.3	(1%)	332.9	326.5	2%
Gross profit			(10%)			(1%)
Gross margin (%)			(2.5 pts)			(1.0 pts)
EBIT	3.4	7.1	(52%)	22.8	29.4	(22%)
EBIT margin (%)	3.1	6.5	(3.4 pts)	6.8	9.0	(2.2 pts)

[1]Also includes cement bonded board net sales

Q3 FY25 vs Q3 FY24 (€)
Net sales includes a 4% increase in average net sales price driven by our June 2024 price increase and higher volumes for fiber cement and cement bonded boards. Additionally, the change in net sales was negatively impacted by the current year absence of the €4.2 million favorable customer rebate true-up recorded in the prior year.
Gross margin decreased as a result of the following components:

Higher average net sales price	2.6	pts
Prior year favorable customer rebate true-up	(2.9	pts)
Higher production and distribution costs	(2.2	pts)
Total percentage point change in gross margin	(2.5	pts)
Higher production and distribution costs resulted primarily from higher gypsum and fiber cement product costs, partially offset by lower energy prices.
SG&A expenses increased 4% due to higher employee costs, primarily an increase in our high value product sales force, partially offset by lower marketing spend. As a percentage of sales, SG&A expenses increased 0.9 percentage points.
EBIT margin of 3.1% decreased 3.4 percentage points primarily driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	7

OPERATING RESULTS

Nine Months FY25 vs Nine Months FY24 (€)
Net sales increased 2% due to a 3% growth in both volumes and average net sales price, partially offset by the absence of the €7.5 million favorable customer rebate true-up recorded in the prior year. The average net sales price increase was driven by our June 2024 price increase.
Gross margin decreased as a result of the following components:

Higher average net sales price	2.0	pts
Prior year favorable customer rebate true-up	(1.7	pts)
Higher production and distribution costs	(1.3	pts)
Total percentage point change in gross margin	(1.0	pts)
Higher production and distribution costs resulted from higher freight, paper and gypsum costs, partially offset by lower energy and labor costs.
SG&A expenses increased 9% due to higher employee costs, primarily an increase in our high value product sales force, partially offset by lower marketing costs. As a percentage of sales, SG&A expenses increased 1.4 percentage points.
EBIT margin of 6.8% decreased 2.2 percentage points primarily driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	8

OPERATING RESULTS

General Corporate
Results for General Corporate were as follows:

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change %	9 Months FY25	9 Months FY24	Change %
General Corporate costs	$31.8	$48.0	(34)	$108.8	$138.8	(22)
Less:
Restructuring expenses	—	—	—	—	(20.1)	(100)
Asbestos related expenses and adjustments	(0.9)	(8.0)	(89)	(2.9)	(4.8)	(40)
Adjusted General Corporate costs	$30.9	$40.0	(23)	$105.9	$113.9	(7)
General Corporate costs for the three month period decreased US$16.2 million due to lower stock-based compensation expense of US$9.4 million and lower Asbestos related expenses and adjustments of US$7.1 million, which resulted from the impact of foreign currency movements on the asbestos liability being accounted for as foreign currency translation adjustments in accumulated other comprehensive income beginning 31 March 2024.
For the nine month period, General Corporate costs decreased US$30.0 million due to lower stock-based compensation expense of US$11.9 million, offset by higher employee and legal costs. In addition, the decline was also attributable to the current year absence of a prior year provision for a receivable and a US$20.1 million restructuring charge related to the strategic decision to cancel the Truganina greenfield project.

Interest, net

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change %	9 Months FY25	9 Months FY24	Change %
Interest expense	$15.1	$14.7	3	$46.5	$40.2	16
Capitalized interest	(3.9)	(5.3)	(26)	(16.7)	(13.3)	26
Interest income	(4.7)	(4.1)	15	(13.9)	(6.8)	104
AICF interest income	(2.7)	(2.2)	23	(8.5)	(6.7)	27
Interest, net	$3.8	$3.1	23	$7.4	$13.4	(45)

For the nine month period, interest expense increased due to a higher average outstanding balance as a result of the term loan agreement entered into October 2023.
Capitalized interest for the three month period decreased due to Sheet Machine 3 at our Prattville, Alabama plant being placed into service. For the nine month period, capitalized interest increased due to a higher amount of accumulated capital expansion project spend at our Prattville, Alabama and Orejo, Spain plants.
Higher interest income for both the three and nine month periods were driven by higher cash balances.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	9

OPERATING RESULTS

Income Tax

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change	9 Months FY25	9 Months FY24	Change
Income tax expense	$60.6	$78.5	(23%)	$206.2	$218.2	(5%)
Effective tax rate (%)	30.0	35.1	(5.1 pts)	35.2	32.4	2.8 pts

Adjusted income tax expense[1]	$46.9	$49.5	(5%)	$150.1	$157.7	(5%)
Adjusted effective tax rate[1] (%)	23.4	21.6	1.8 pts	23.5	22.8	0.7 pts

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments
The effective tax rate for the three month period decreased 5.1 percentage points, primarily due to tax adjustments and asbestos expense, partially offset by geographic earnings mix. For the nine month period, the effective tax rate increased 2.8 percentage points, primarily due to the Philippines restructuring expenses recorded without an associated tax benefit in the current period and geographic earnings mix.
The adjusted effective tax rate for the three and nine month periods increased 1.8 percentage points and 0.7 percentage points, respectively, primarily due to geographic earnings mix.

Adjusted Net Income

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	Change %	9 Months FY25	9 Months FY24	Change %
North America Fiber Cement	$209.3	$237.8	(12)	$638.5	$688.1	(7)
Asia Pacific Fiber Cement[1]	34.8	36.7	(5)	125.3	127.6	(2)
Europe Building Products	3.6	7.6	(53)	24.7	31.9	(23)
Research and Development	(9.8)	(8.0)	(23)	(28.6)	(25.4)	(13)
General Corporate[2]	(30.9)	(40.0)	23	(105.9)	(113.9)	7
Adjusted EBIT	207.0	234.1	(12)	654.0	708.3	(8)

Adjusted interest, net[3]	6.5	5.3	23	15.9	20.1	(21)
Other income, net	—	(0.6)	(100)	(0.2)	(2.8)	(93)
Adjusted income tax expense[4]	46.9	49.5	(5)	150.1	157.7	(5)
Adjusted net income	$153.6	$179.9	(15)	$488.2	$533.3	(8)

[1] Excludes restructuring expenses related to our decision to exit the Philippines
[2] Excludes Asbestos-related expenses and adjustments and the Restructuring expense on the Truganina greenfield site in FY24
[3] Excludes AICF interest income
[4] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments ll

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	10

OTHER INFORMATION

Cash Flow

US$ Millions	Nine Months Ended 31 December
	FY25	FY24	Change	Change %
Net cash provided by operating activities	$657.4	$749.5	$(92.1)	(12)
Net cash used in investing activities	353.1	350.0	3.1	1
Net cash used in financing activities	163.7	132.9	30.8	23
Significant sources and uses of cash during fiscal year 2025 include:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$733.6 million
◦Working capital decreased, increasing operating cashflow by US$50.3 million, primarily due to a reduction in accounts receivable in North America and Asia Pacific, partially offset by higher inventory and lower accounts payable
◦Asbestos claims paid of US$87.7 million
•Cash used in investing activities:
◦Capital expenditures of US$333.0 million, including global capacity expansion project spend of US$134.3 million related primarily to our Prattville, Alabama and Orejo, Spain brownfield expansion projects
•Cash used in financing activities:
◦Repurchase of shares of US$149.9 million

Capacity Expansion

Our capacity expansion program is guided by our expectation for sustainable long term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.

For fiscal year 2025, we estimate total Capital Expenditures will be approximately US$420 million. During the first nine months, we commenced production at our Westfield, Massachusetts ColorPlus® facility in April and on Sheet Machine 3 at our Prattville, Alabama facility in September.

In addition, during the fourth quarter of fiscal year 2025, we plan to:

•Continue construction of Sheet Machine 4 at Prattville, Alabama
•Continue construction of ColorPlus® finishing capacity at Prattville, Alabama
•Continue brownfield expansion of our fiber gypsum facility in Orejo, Spain
•Continue planning of our brownfield facility at Cleburne, Texas
•Continue planning of our greenfield facility at Crystal City, Missouri

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	11

OTHER INFORMATION

Liquidity

At 31 December 2024 we had US$539.1 million in cash and cash equivalents, an increase of US$174.1 million from 31 March 2024. We also have US$594.1 million of available borrowing capacity under our revolving credit facility at 31 December 2024.
During fiscal year 2025, we will contribute A$149.6 million to AICF, excluding interest, in quarterly installments; Total payments of A$112.2 million have been made through 2 January 2025.
Based on our existing cash balances, together with anticipated operating cash flows and available credit facilities, we anticipate we will have sufficient funds to invest in our organic growth, including capital expenditures, while meeting our planned working capital and other contractual commitments for the next twelve months.

Capital Allocation

Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Maintain a flexible balance sheet
•Deploy excess capital to shareholders
•Evaluate potential inorganic opportunities
On 13 November 2024, our board of directors approved and authorized a new share buyback plan, for an aggregate amount up to US$300 million through 31 October 2025.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	12

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents
This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our condensed consolidated financial statements is Operating income (loss).

EBIT – Earnings (Loss) before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted EBIT	•	Adjusted net income
•	Adjusted EBIT margin	•	Adjusted diluted earnings per share
•	Asia Pacific Fiber Cement Segment Adjusted EBIT	•	Adjusted income before income taxes
•	Asia Pacific Fiber Cement Segment Adjusted EBIT margin	•	Adjusted income tax expense
•	Adjusted General Corporate costs	•	Adjusted effective tax rate
•	Adjusted interest, net
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Average net sales price per msf ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold

NM – Not meaningful

Sales Volume

mmsf – million standard feet, where a standard foot is defined as a square foot of 5/16” thickness msf – thousand standard feet, where a standard foot is defined as a square foot of 5/16” thickness
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	13

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
EBIT	$206.1	$226.1	$593.8	$683.4
Restructuring expenses	—	—	57.3	20.1
Asbestos related expenses and adjustments	0.9	8.0	2.9	4.8
Adjusted EBIT	$207.0	$234.1	$654.0	$708.3
Net sales	953.3	978.3	2,906.0	2,931.4
Adjusted EBIT margin	21.7%	23.9%	22.5%	24.2%

Asia Pacific Fiber Cement Segment Adjusted EBIT

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Asia Pacific Fiber Cement Segment EBIT	$34.8	$36.7	$68.0	$127.6
Restructuring expenses	—	—	57.3	—
Asia Pacific Fiber Cement Segment Adjusted EBIT	$34.8	$36.7	$125.3	$127.6
Asia Pacific Fiber Cement Segment Net sales	118.1	133.8	401.8	421.3
Asia Pacific Fiber Cement Segment Adjusted EBIT margin	29.3%	27.5%	31.1%	30.3%

Adjusted General Corporate Costs

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
General Corporate costs	$31.8	$48.0	$108.8	$138.8
Less:
Restructuring expenses	—	—	—	(20.1)
Asbestos related expenses and adjustments	(0.9)	(8.0)	(2.9)	(4.8)
Adjusted General Corporate costs	$30.9	$40.0	$105.9	$113.9

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	14

NON-GAAP FINANCIAL MEASURES

Adjusted interest, net

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Interest, net	$3.8	$3.1	$7.4	$13.4
AICF interest income	(2.7)	(2.2)	(8.5)	(6.7)
Adjusted interest, net	$6.5	$5.3	$15.9	$20.1

Adjusted net income

	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Net income	$141.7	$145.1	$380.4	$454.6
Asbestos related expenses and adjustments	0.9	8.0	2.9	4.8
AICF interest income	(2.7)	(2.2)	(8.5)	(6.7)
Restructuring expenses	—	—	57.3	20.1
Tax adjustments[1]	13.7	29.0	56.1	60.5
Adjusted net income	$153.6	$179.9	$488.2	$533.3

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted diluted earnings per share

	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Adjusted net income (US$ millions)	$153.6	$179.9	$488.2	$533.3
Weighted average common shares outstanding - Diluted (millions)	430.9	438.3	432.6	440.6
Adjusted diluted earnings per share	$0.36	$0.41	$1.13	$1.21

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	15

NON-GAAP FINANCIAL MEASURES

Adjusted effective tax rate

US$ Millions	Three and Nine Months Ended 31 December
	Q3 FY25	Q3 FY24	9 Months FY25	9 Months FY24
Income before income taxes	$202.3	$223.6	$586.6	$672.8
Asbestos related expenses and adjustments	0.9	8.0	2.9	4.8
AICF interest income	(2.7)	(2.2)	(8.5)	(6.7)
Restructuring expenses	—	—	57.3	20.1
Adjusted income before income taxes	$200.5	$229.4	$638.3	$691.0

Income tax expense	60.6	78.5	206.2	218.2
Tax adjustments[1]	(13.7)	(29.0)	(56.1)	(60.5)
Adjusted income tax expense	$46.9	$49.5	$150.1	$157.7
Effective tax rate	30.0%	35.1%	35.2%	32.4%
Adjusted effective tax rate	23.4%	21.6%	23.5%	22.8%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	16

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of our Form 20-F filed with the Securities and Exchange Commission on 20 May 2024, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 3rd Quarter Fiscal Year 2025	17